April 1, 2010

VIA EDGAR

Ms. Allison White
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:	Preliminary Proxy Statements filed on Schedule 14A on behalf of:
American Century Variable Portfolios, Inc. (File Nos. 33-14567, 811-05188)
American Century Variable Portfolios II, Inc. (File Nos. 333-46922, 811-10155)
(collectively, the “Registrants”)

Dear Ms. White:

Please find below our responses to your comments that we discussed on March 18, 2010, regarding the Registrants’ preliminary proxy statements on Schedule 14A, filed March 12, 2010.  For your convenience, we restate each of your comments prior to our responses.

1.	Confirm that the proxy statements comply with the new requirement to disclose past directorships held by each director and nominee (as required by Item 22(b)(4)(ii)).

RESPONSE: The Registrants have disclosed directorships at public companies or registered investment companies held by each director and nominee at any time during the past five years.

2.
Confirm that the proxy statements comply with the new requirement lengthening the time during which disclosure of legal proceedings involving directors, director nominees and executive officers is required (Item 401(f)(7)-(8) of Regulation S-K).

RESPONSE:  The Registrants have disclosed any required legal proceedings during the past 10 years.

In responding to your comments, we acknowledge that: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Allison White
April 1, 2010

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Secretary